United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of April 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1,219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 (Address of principal executive office) Telephone: +55 (31) 2138-7978 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE TO THE MARKET NOTICE OF RELEVANT EQUITY PURCHASE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that it was informed by Banco BTG Pactual S.A. (“BTG Pactual”), enrolled with the CNPJ/ME under the No. 30.306.294/0001-45, with head office at City and State of Rio de Janeiro, located at Praia de Botafogo, 501, 5th Floor, Corcovado Tower, Botafogo, that the funds and non-resident investors under their management (“Investors”) now hold in custody 18,369,952 Brazilian Depositary Receipts (INBR32), representing approximately 5.69% of the total amount of Class A Common Shares issued by Inter&Co. BTG Pactual informed that, regarding the aforementioned position, approximately 13,420,000 Brazilian Depositary Receipts (INBR32) are for hedging linked to swap operations contracted by clients, equivalent to approximately 4.20% of the total Class A Common Shares issued by Inter&Co. According to BTG Pactual, the equity mentioned above is held strictly for investment purposes and is not aimed at changing the control or management structure of the Company. Belo Horizonte, April 15, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

Rio de Janeiro, 11 de abril de 2025 À INTER & CO, INC. Diretoria de Relações com Investidores At.: Rafaela de Oliveira Vitória Ref.: Aumento de Participação Acionária Relevante Prezado Senhor, O Banco BTG Pactual S.A. (“BTG Pactual”), instituição financeira com sede na Cidade e Estado do Rio de Janeiro, localizada à Praia de Botafogo, 501, 5º Andar (Parte), Torre Corcovado, Botafogo, e inscrita no CNPJ/MF sob o número 30.306.294/0001-45, atendendo ao disposto no Artigo 12 da Instrução Normativa número 44 da Comissão de Valores Mobiliários (“CVM”), servimo-nos da presente para informar-lhes que: 1. Em conjunto com suas subsidiárias, o BTG Pactual S.A informa que, atingiu a posição de, aproximadamente, 18.369.952 (dezoito milhões, trezentos e sessenta e nove mil, novecentos e cinquenta e dois) Class A Share (“INBR32”) emitidas pela Inter&Co, Inc. (“Companhia”), equivalendo a, aproximadamente, 5,69% (cinco inteiros e sessenta e nove por cento) do total de Class A Common Shares emitidas pela Companhia. 2. Com relação a posição supracitada, aproximadamente, 13.420.000 (treze milhões, quatrocentos e vinte mil) Class A Share (“INBR32”) são para hedge vinculadas a operações de swap contratadas por clientes, equivalendo a, aproximadamente, 4,20% (quatro inteiros e vinte por cento). 3. Ressalta-se, ainda, que, (i) a aquisição da participação acionária pelo BTG Pactual tem por objetivo a mera realização de operações financeiras; (ii) não objetiva alterar a composição do controle ou a estrutura administrativa da Companhia; e, por fim (iii) o BTG Pactual não tem o objetivo de atingir qualquer participação acionária em particular, sendo certo que os direitos econômicos referentes às ações de emissão da Companhia objeto das operações acima referidas continuam preponderantemente de propriedade das contrapartes dessas operações. Atenciosamente, _______________________________________________________ BANCO BTG PACTUAL S.A. Clicksign 3108478c-0143-417c-ab7f-9149a34bca93

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: April 15, 2025